Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation

China LianDi Clean Technology Engineering Ltd.	BVI

Hua Shen Trading (International) Ltd.	Hong Kong

Petrochemical Engineering Ltd.	Hong Kong

Bright Flow Control Ltd.	Hong Kong

Hongteng Technology Limited	Hong Kong

Beijing JianXin Petrochemical Engineering Ltd.	PRC

Beijing Hongteng Weitong Technology Co., Ltd.	PRC

Anhui Jucheng Fine Chemicals Co., Ltd.	PRC